UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

SouthPeak Interactive Corporation
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

37946Y104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,091,030*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,091,030*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,091,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

*Consists of 41,000 shares of Common Stock held directly by the Hummingbird Funds (as defined herein), 2,700,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held directly by the Hummingbird Funds, and 1,350,030 shares of Common Stock issuable upon the exercise of 1,180,000 Class W Warrants and 170,030 Class Z Warrants held directly by the Hummingbird Funds.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008.

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,091,030*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,091,030*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,091,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

*Consists of 41,000 shares of Common Stock held directly by the Hummingbird Funds, 2,700,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held directly by the Hummingbird Funds, and 1,350,030 shares of Common Stock issuable upon the exercise of 1,180,000 Class W Warrants and 170,030 Class Z Warrants held directly by the Hummingbird Funds.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008.

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,091,030*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,091,030*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,091,030*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

*Consists of 41,000 shares of Common Stock held directly by the Hummingbird Funds, 2,700,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held directly by the Hummingbird Funds, and 1,350,030 shares of Common Stock issuable upon the exercise of 1,180,000 Class W Warrants and 170,030 Class Z Warrants held directly by the Hummingbird Funds.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008.

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,530*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,374,530*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,530*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

*Consists of 24,500 shares of Common Stock owned directly by HVF (as defined herein), 900,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock owned directly by HVF, and 450,030 shares of Common Stock issuable upon the exercise of 352,250 Class W Warrants and 97,780 Class Z Warrants owned directly by HVF.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008.

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,365,500*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,365,500*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

*Consists of 15,500 shares of Common Stock owned directly by Microcap Fund (as defined herein), 900,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock owned directly by Microcap Fund, and 450,000 shares of Common Stock issuable upon the exercise of 389,548 Class W Warrants and 60,452 Class Z Warrants owned directly by Microcap Fund.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008.

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Hummingbird SPAC Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Hummingbird Concentrated Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,350,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,350,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

* Consists of 900,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock owned directly by Concentrated (as defined herein), and 450,000 shares of Common Stock issuable upon the exercise of 438,202 Class W Warrants and 11,798 Class Z Warrants owned directly by Microcap Fund.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008

CUSIP NO. 37946Y104

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 37946Y104

ITEM 1.  SECURITY AND ISSUER

Title of Class of Securities

Common Stock, $0.0001 par value per share (the "Common Stock").  Certain of the Reporting Persons (as defined herein) own Series A Convertible Preferred Stock, Class W Warrants and Class Z Warrants that are immediately convertible or exercisable, as the case may be, into shares of Common Stock.  The Class W Warrants and Class Z Warrants became exercisable into Common Stock upon Issuer’s completion of a business acquisition on May 12, 2008.  The Common Stock, Series A Convertible Preferred Stock, Class W Warrants, and Class Z Warrants are collectively referred to herein as the “Securities”.

Name and Address of Issuer

SouthPeak Interactive Corporation (fka Global Services Partners Acquisition Corp.)
3130 Fairview Park Drive, Suite 500
Falls Church, VA 22042

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by Hummingbird Management, LLC ("Hummingbird"), which acts as investment manager to Hummingbird Value Fund, L.P.  ("HVF"), Hummingbird Microcap Value Fund, L.P. ("Microcap Fund"), Hummingbird SPAC Partners, L.P. ("SPAC"), Hummingbird Concentrated Fund, L.P. ("Concentrated") and Tarsier Nanocap Value Fund, L.P. (“Tarsier” together with HVF, Microcap Fund, SPAC and Concentrated, the “Hummingbird Funds”).  As the investment manager to the Hummingbird Funds, Hummingbird has the sole investment discretion and voting authority with respect to the investments owned by each of the Hummingbird Funds.  Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Securities owned by the Hummingbird Funds.  Hummingbird Capital, LLC (“HC”) is the general partner of each of the Hummingbird Funds.  As the general partner of the Hummingbird Funds, HC may be deemed to have the sole voting and investment authority over investments owned by each of the Hummingbird Funds.  Accordingly, HC may be deemed for purposes of Rule 13d-3 to be the beneficial owner of the Securities owned by the Hummingbird Funds.  Paul Sonkin is the managing member of Hummingbird and HC.  As the managing member of Hummingbird and HC, Mr. Sonkin may be deemed to have the sole voting and investment authority over the Securities beneficially owned by Hummingbird and HC.  Accordingly, Mr. Sonkin may be deemed for purposes of Rule 13d-3 to be the beneficial owner of the securities owned by the Hummingbird Funds.  Hummingbird, the Hummingbird Funds, HC and Mr. Sonkin are referred to herein as the "Reporting Persons".

The principal business of Hummingbird is acting as the investment manager to the Hummingbird Funds.  The principal business of each of the Hummingbird Funds is investing in securities.  The principal business of HC is acting as the general partner of each of the Hummingbird Funds.  The principal business of Mr. Sonkin is acting as managing member of each of Hummingbird and HC.

Mr. Sonkin is a citizen of the United States, the Hummingbird Funds are each Delaware limited partnerships, and Hummingbird and HC are each Delaware limited liability companies.  The principal business address of the Reporting Persons is 460 Park Avenue, 12th Floor, New York, New York 10022.

Except as specifically described herein, during the past five years none of the Reporting Persons has been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,  Federal or State  securities laws, or finding any violation with respect to such laws. On November 8, 2007, Tarsier entered into a Consent Agreement with the Bureau of Securities Regulation of the State of New Hampshire as a result of an inadvertent late filing of Form D. Pursuant to the Consent Agreement, Tarsier agreed  to comply with all applicable requirements under the New Hampshire Uniform Securities Act and to pay administrative fine and back renewal fees of approximately $2,500.

CUSIP NO. 37946Y104

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase cost of the Securities owned by HVF is  $1,073,076.  The Securities owned by HVF were acquired with the working capital of HVF.

The aggregate purchase cost of the Securities owned by Microcap Fund is  $949,556.  The Securities owned by Microcap Fund were acquired with the working capital of Microcap Fund.

The aggregate purchase cost of the Securities owned by Concentrated is  $993,579.  The Securities owned by Concentrated were acquired with the working capital of Concentrated.

The aggregate purchase cost of the Securities owned by Tarsier is  $1,500.  The Securities owned by Tarsier were acquired with the working capital of Tarsier.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired the Securities for investment purposes.  The Reporting Persons have and will continue to evaluate the business prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer.  The Reporting Persons may from time to time also communicate with management, with members of the Board of Directors, or with other shareholders of the Issuer concerning the Issuer’s business, results of operation and capital stock.  The Reporting Persons also intend to communicate with the Issuer’s Board of Directors regarding the possible election of a Hummingbird representative to the Issuer’s Board of Directors.

The Reporting Persons reserve the right to acquire additional Securities, to dispose of such Securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the Securities, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)          The aggregate percentage of shares of Common Stock reported as owned by each person named herein is 10.2%, based upon  35,920,100 shares of Common Stock outstanding as of May 15, 2008, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008.

As of the date hereof, HVF is the beneficial owner of 1,374,530 shares of Common Stock, or 3.5% of the outstanding shares of Common Stock of the Issuer, which consists of 24,500 shares of Common Stock owned directly by HVF, 900,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock owned directly by HVF, and 450,030 shares of Common Stock issuable upon the exercise of 352,250 Class W Warrants and 97,780 Class Z Warrants owned directly by HVF.

As of the date hereof, Microcap Fund is the beneficial owner of 1,365,500 shares of Common Stock, or 3.7% of the outstanding shares of Common Stock of the Issuer, which consists of 15,500 shares of Common Stock owned directly by Microcap Fund, 900,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock owned directly by Microcap Fund, and 450,000 shares of Common Stock issuable upon the exercise of 389,548 Class W Warrants and 60,452 Class Z Warrants owned directly by Microcap Fund.

CUSIP NO. 37946Y104

As of the date hereof, Concentrated is the beneficial owner of 1,350,000 shares of Common Stock, or 3.6% of the outstanding shares of Common Stock of the Issuer, which consists of 900,000 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock owned directly by Concentrated, and 450,000 shares of Common Stock issuable upon the exercise of 438,202 Class W Warrants and 11,798 Class Z Warrants owned directly by Concentrated.

Tarsier is the beneficial owner of 1,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock of the Issuer.

By virtue of their relationship with the Hummingbird Funds, as discussed in further detail in Item 2, each of Hummingbird, HC and Paul Sonkin may be deemed to beneficially own the 4,091,030 shares of Common Stock beneficially owned in the aggregate by the Hummingbird Funds, representing 10.2% of the outstanding shares of Common Stock of the Issuer. Each of Hummingbird, HC and Paul Sonkin disclaim beneficial ownership of such shares of Common Stock, except to the extent of its/his pecuniary interest therein.

Each of HVF, Hummingbird, HC and Paul Sonkin may be deemed to have the sole power to vote and dispose of the shares of Common Stock beneficially owned by HVF.

Each of Microcap Fund, Hummingbird, HC and Paul Sonkin may be deemed to have the sole power to vote and dispose of the shares of Common Stock beneficially owned by Microcap Fund.

Each of Concentrated, Hummingbird, HC and Paul Sonkin may be deemed to have the sole power to vote and dispose of the shares of Common Stock beneficially owned by Concentrated.

Each of Tarsier, Hummingbird, HC and Paul Sonkin may be deemed to have the sole power to vote and dispose of the shares of Common Stock beneficially owned by Tarsier.

(c)           Schedule A annexed hereto lists all transactions by the Reporting Persons in the Securities during the past 60 days.  All transactions listed on Schedule A in connection with the acquisition of Series A Convertible Preferred Stock were pursuant to a private placement.  All other transactions listed on Schedule A for the remaining Securities were pursuant to open market purchases or sales.   Also detailed on Schedule A is the disposition of the Issuer’s Class B Common Stock, which the Issuer cancelled and which was automatically converted into the right to receive a pro rata portion of the trust account that the Issuer maintained since its initial public offering for the benefit of the holders of the Class B common stock.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)           Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

(a)           Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Issuer, whereby shares of Series A Convertible Preferred Stock may be converted into Common Stock; and pursuant to which, in the event of any liquidation, dissolution or winding up of the Issuer, prior and in preference to any distribution of any of the assets or funds of the Issuer to the holders of the Common Stock by reason of their ownership of such stock, the holders of the of the Series A Convertible Preferred Stock are entitled to be paid out of the assets of the Issuer available for distribution to its stockholders an amount equal to $1.00 per share of Series A Preferred Stock held by them plus all dividends unpaid on such shares up to the date of distribution of the assets of the Issuer.

CUSIP NO. 37946Y104

(b)           Registration Rights Agreement, dated as of May 12, 2008, by and among the Issuer, Concentrated, HVF and Microcap Fund pursuant to which the Issuer agreed to file with the SEC one registration statement on Form S-1 covering the resale of (i) shares of Common Stock issued and issuable upon conversion of the Issuer’s shares of Series A Convertible Preferred Stock sold pursuant to the Purchase Agreement (described in clause (c) below) and the Class Y Warrants and (ii) any other securities issued or issuable with respect to or in exchange for the foregoing.

(c)           Purchase Agreement, dated May 12, 2008, by and among the Issuer, SouthPeak Interactive, L.L.C, Concentrated, HVF and Microcap Fund pursuant to which, in addition to the sale of up to 15,000,000 shares of Series A Convertible Preferred Stock to Concentrated, HVF and Microcap Fund (the “Investors”), Issuer also grants to Investors an exchange right related to the Issuer’s Class W and Z Warrants held by the Investors.  The transactions for the acquisition of Series A Convertible Preferred Stock listed on Schedule A hereto are pursuant to this Purchase Agreement.  For a period of 90 days from the date an Investor purchases shares of Series A Convertible Preferred Stock, such Investor has the right to exchange one of the Issuers’s outstanding Class W Warrants or Class Z Warrants for a newly authorized Class Y Warrant. Each Investor may exchange that number of Class W Warrants or Class Z Warrants for Class Y Warrants equal to one half of the number of shares of Series A Convertible Preferred Stock purchased by such Investor. The Class Y Warrants, when issued, is to have the same terms as the Issuer’s Class W Warrants or Class Z Warrants and be issued under a Warrant Agreement and form of Warrant Certificate similar to the Issuer’s Class W Warrants or Class Z Warrants except that the exercise price will be $1.50 per share, the term shall expire on May 31, 2013, and the sales price per share of the Issuer’s Common Stock for purposes of allowing for the redemption of the Class Y Warrants shall be $2.50 per share.

(d)           Warrant Agreement between American Stock Transfer & Trust Company and the Issuer pursuant to which the Issuer’s Class W Warrants or Class Z Warrants become exercisable in accordance with the terms and conditions set forth therein.

The descriptions of the foregoing instruments and agreements are not complete and are qualified in their entirety by reference to the full text copies of these instruments and agreements filed as exhibits hereto and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit Description

1.
Joint Filing Agreement dated May 23, 2008, by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird SPAC Partners, L.P., Hummingbird Concentrated Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC and Paul Sonkin (filed herewith).

2.
Certificate of the Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock (par value $.0001 per share) of the Global Services Partners Acquisition Corp. (nka SouthPeak Interactive Corporation) (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K filed with the SEC May 15, 2008, by Global Services Partners Acquisition Corp.).

3.
Registration Rights Agreement dated May 27, 2007, by and among Global Services Partners Acquisition Corp. Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., and Hummingbird Concentrated Fund, L.P. (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed with the SEC May 15, 2008, by Global Services Partners Acquisition Corp.).

CUSIP NO. 37946Y104

4.
Purchase Agreement, dated May 12, 2008 by and among Global Services Partners Acquisition Corp., SouthPeak Interactive, L.L.C, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., and Hummingbird Concentrated Fund, L.P. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed with the SEC May 15, 2008, by Global Services Partners Acquisition Corp.).

5.
Form of Warrant Agreement between American Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.8 of the registration statement on Form S-1 (File No. 333-128350) filed by Global Services Partners Acquisition Corp.).

CUSIP NO. 37946Y104

SIGNATURES

After reasonable  inquiry and to the best of our knowledge and belief, we certify that the  information  set forth in this statement is true,  complete and correct.

Dated: May 23, 2008	HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD VALUE FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD MICROCAP VALUE
FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD SPAC PARTNERS, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CONCENTRATED FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

CUSIP NO. 37946Y104

TARSIER NANOCAP VALUE
FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CAPITAL, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN

CUSIP NO. 37946Y104

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.
Joint Filing Agreement dated May 23, 2008, by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird SPAC Partners, L.P., Hummingbird Concentrated Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC and Paul Sonkin (filed herewith).

2.
Certificate of the Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock (par value $.0001 per share) of the Global Services Partners Acquisition Corp. (nka SouthPeak Interactive Corporation) (incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K filed with the SEC May 15, 2008, by Global Services Partners Acquisition Corp.).

3.
Registration Rights Agreement dated May 27, 2007, by and among Global Services Partners Acquisition Corp. Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., and Hummingbird Concentrated Fund, L.P. (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed with the SEC May 15, 2008, by Global Services Partners Acquisition Corp.).

4.
Purchase Agreement, dated May 12, 2008 by and among Global Services Partners Acquisition Corp., SouthPeak Interactive, L.L.C, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., and Hummingbird Concentrated Fund, L.P. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed with the SEC May 15, 2008, by Global Services Partners Acquisition Corp.).

5.
Form of Warrant Agreement between American Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.8 of the registration statement on Form S-1 (File No. 333-128350) filed by Global Services Partners Acquisition Corp.).

CUSIP NO. 37946Y104

EXHIBIT I

JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D/A dated  May 23, 2008, (including  amendments  thereto)  with respect to the securities of SouthPeak Interactive Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 23, 2008	HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD VALUE FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD MICROCAP VALUE
FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD SPAC PARTNERS, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CONCENTRATED FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

CUSIP NO. 37946Y104

TARSIER NANOCAP VALUE
FUND, L.P.

By: Hummingbird Capital, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CAPITAL, LLC

By: /s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN

CUSIP NO. 37946Y104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days**

HUMMINGBIRD VALUE FUND, L.P.

Class of Security	Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/(Sale)
Series A Convertible Preferred Stock	600,000	$ 1.00	May 13, 2008
Series A Convertible Preferred Stock	300,000	$ 1.00	May 16, 2008
Class W Warrant	17,184	$ 0.236	May 19, 2008
Class W Warrant	24,772	$ 0.231	May 20, 2008
Class W Warrant	16,046	$ 0.231	May 20, 2008
Class W Warrant	12,648	$ 0.236	May 21, 2008
Class Z Warrant	2,750	$ 0.241	May 21,2008

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

Class of Security	Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/(Sale)
Series A Convertible Preferred Stock	600,000	$ 1.00	May 13, 2008
Series A Convertible Preferred Stock	300,000	$ 1.00	May 16, 2008
Class W Warrant	65,318	$ 0.235	May 19, 2008
Class W Warrant	94,159	$ 0.231	May 20, 2008
Class W Warrant	60,991	$ 0.231	May 20, 2008
Class W Warrant	48,080	$ 0.235	May 21, 2008
Class Z Warrant	10,452	$ 0.236	May 21,2008

HUMMINGBIRD SPAC PARTNERS, L.P.

Class of Security	Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/(Sale)
Class W Warrant	(143,800)	$ 0.230	(May 20, 2008)

CUSIP NO. 37946Y104

HUMMINGBIRD CONCENTRATED FUND, L.P.

Class of Security	Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/(Sale)
Class W Warrant	39,600	$ 0.076	April 2, 2008
Class W Warrant	5,000	$ 0.198	April 2, 2008
Series A Convertible Preferred Stock	600,000	$ 1.00	May 13, 2008
Class W Warrant	100,000	$ 0.185	May 15, 2008
Series A Convertible Preferred Stock	300,000	$ 1.00	May 16, 2008
Class W Warrant	71,498	$ 0.235	May 19, 2008
Class W Warrant	101,069	$ 0.231	May 20, 2008
Class W Warrant	66,763	$ 0.231	May 20, 2008
Class W Warrant	54,272	$ 0.235	May 21, 2008
Class Z Warrant	11,798	$ 0.236	May 21, 2008

TARSIER NANOCAP VALUE FUND, L.P.

None

HUMMINGBIRD MANAGEMENT LLC

None

HUMMINGBIRD CAPITAL LLC

None

PAUL D. SONKIN

None

**On April 25, 2008, the Issuer’s Class B Common Stock was cancelled and automatically converted into the right to receive a pro rata portion of the trust account maintained by the Issuer since its initial public offering for the benefit of the holders of the Class B Common Stock.  On April 25, 2008, HVF was the beneficial owner of 115,000 Class B shares, Microcap Fund was the beneficial owner of 115,000 Class B shares, SPAC was the beneficial owner of 205,200 Class B shares, and Concentrated was the beneficial owner of 189,000 Class B shares.  Each of HVF, Microcap Fund, SPAC and Concentrated received $5.36 for each cancelled Class B share.  On April 28, 2008, the Issuer filed a Certification and Notice of Termination of Registration on Form 15 with the SEC to terminate the registration of its Class B Common Stock and Series B Units.